UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001- 39339

HITEK GLOBAL INC.

Unit 304, No. 30 Guanri Road, Siming District

Xiamen City, Fujian Province, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F ☐

Results of Hitek Global Inc.’s 2024 Annual General Meeting

The 2024 annual general meeting of shareholders (the “Meeting”) of Hitek Global Inc. (the “Company”) was held at Unit 304, No. 30 Guanri Road, Siming District, Xiamen City, Fujian Province, People’s Republic of China, on February 5, 2024, at 9:00 a.m., Eastern Time, pursuant to notice duly given.

At the close of business on January 5, 2024, the record date for the determination of shareholders entitled to vote at the Meeting, there were 14,392,364 ordinary shares outstanding, each share being entitled to one vote, constituting all of the outstanding voting securities of the Company. At the Meeting, the holders of 8,490,346 ordinary shares of the Company were represented in person or by proxy, constituting a quorum.

At the Meeting, the shareholders of the Company adopted the following resolutions:

1.	as an ordinary resolution, the re-appointment of Mr. Shenping Yin as a director of the Company to hold office until the next annual general meeting (“Resolution One”);

2.	as an ordinary resolution, the re-appointment of Ms. Xiaoyang Huang as a director of the Company to hold office until the next annual general meeting (“Resolution Two”);

3.	as an ordinary resolution, the re-appointment of Mr. Lawrence Venick as a director of the Company to hold office until the next annual general meeting (“Resolution Three”);

4.	as an ordinary resolution, the appointment of Mr. Weijun Wang as a director of the Company to hold office until the next annual general meeting (“Resolution Four”);

5.	as an ordinary resolution, the appointment of Mr. Shuiqing Huang as a director of the Company to hold office until the next annual general meeting (“Resolution Five”);
6.	as an ordinary resolution, the re-appointment of Wei, Wei & Co., LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2023 (“Resolution Six”);
7.

as an ordinary resolution, the re-designation and re-classification of shares of the Company that the currently issued 14,392,364 ordinary shares of par value of US$0.0001 each in the Company be and are re-designated and re-classified into 6,200,364 Class A ordinary shares of par value US$0.0001 each with 1 vote per share (the “Class A Ordinary Shares”) and 8,192,000 Class B ordinary shares of par value US$0.0001 each with 15 votes per share (the “Class B Ordinary Shares”) on a one for one basis as set out in the meeting notice (“Resolution Seven”); and

8.

as a special resolution, the adoption of the Second Amended and Restated Memorandum and Articles of Association of the Company as set forth in Appendix A to the meeting notice, in substitution for the Amended and Restated Memorandum and Articles of Association of the Company currently in effect, to reflect the dual-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares (“Resolution Eight”).

The results of the votes at the Meeting for the resolutions were as follows:

	Resolution	For	Against	Abstain
1	Resolution One	8,429,857	52,265	8,224
2	Resolution Two	8,420,807	61,315	8,224
3	Resolution Three	8,426,332	55,523	8,491
4	Resolution Four	8,419,842	62,315	8,189
5	Resolution Five	8,419,842	62,315	8,189
6	Resolution Six	8,406,262	74,195	9,889
7	Resolution Seven	8,249,007	204,303	37,036
8	Resolution Eight	8,262,435	191,047	36,864

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HiTek Global Inc.

Date: February 8, 2024	By:	/s/ Xiaoyang Huang
	Name:	Xiaoyang Huang
	Title:	Chief Executive Officer (Principal Executive Officer)

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